UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

E2open, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29788A104

(CUSIP Number)

12/31/2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29788A104	13G	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crosspoint Venture Partners 2000, LP, a Delaware Limited Partnership (“CVP 2000”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 224,981[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 224,981[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,981[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.78%**
12	TYPE OF REPORTING PERSON* PN

[1]	Reflects the disposition of 164,814 shares of common stock by CVP 2000 in a public offering completed on January 29, 2014 pursuant to a Registration Statement on Form S-3 filed by the Issuer (No. 333-193346 and 333-193526) (the “Registration Statement”); includes 837 shares issuable upon exercise of stock options held by CVP 2000.
**	Based on 28,721,250 shares of common stock outstanding on or about January 29, 2014 after the offering as reported in the Registration Statement.

CUSIP No. 29788A104	13G	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crosspoint Venture Partners 2000 Q, LP, a Delaware Limited Partnership (“CVP 2000 Q”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,961,602[2]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,961,602[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,961,602[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8298%**
12	TYPE OF REPORTING PERSON* PN

[2]	Reflects the disposition of 1,437,112 shares of common stock by CVP 2000 Q in a public offering completed on January 29, 2014 pursuant to the Registration Statement; includes 7,163 shares issuable upon exercise of stock options held by CVP 2000 Q.
**	Based on 28,721,250 shares of common stock outstanding on or about January 29, 2014 after the offering as reported in the Registration Statement.

CUSIP No. 29788A104	13G	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crosspoint Associates 2000, LLC, a Delaware limited liability company (“CA 2000”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6

SHARED VOTING POWER

2,186,583 shares, of which 224,981 shares are directly held by CVP 2000, 1,961,602 shares are directly held by CVP 2000 Q. CA 2000 is the general partner of CVP 2000, and CVP 2000 Q.[3]

	7	SOLE DISPOSITIVE POWER -0-
8

SHARED DISPOSITIVE POWER

2,186,583 shares, of which 224,981 shares are directly held by CVP 2000, 1,961,602 shares are directly held by CVP 2000 Q. CA 2000 is the general partner of CVP 2000, and CVP 2000 Q.[3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,186,583[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6131%**
12	TYPE OF REPORTING PERSON* PN

[3]	Reflects the disposition of 164,814 shares by CVP 2000 and 1,437,112 shares CVP 2000 Q in a public offering completed on January 29, 2014 pursuant to the Registration Statement; includes 837 shares issuable upon exercise of stock options held by CVP 2000 and 7,163 shares issuable upon exercise of stock options held by CVP 2000 Q.
**	Based on 28,721,250 shares of common stock outstanding on or about January 29, 2014 after the offering as reported in the Registration Statement.

CUSIP No. 29788A104	13G	Page 5 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John B. Mumford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,520,066 shares, of which 542 shares are directly held by Mumford CVP 2000, 1,874,386 shares are directly held by The Mumford Family Trust, 633,138 shares are directly held by Mumford Lanai LLC. Mr. Mumford is the sole managing member of Mumford CVP 2000, The Mumford Family Trust and Mumford Lanai LLC, and has sole voting and dispositive powers.[4]

6

SHARED VOTING POWER

2,186,583 shares, of which 224,981 shares are directly held by CVP 2000, 1,961,602 shares are directly held by CVP 2000 Q. CA 2000 is the general partner of CVP 2000, and CVP 2000 Q.[4] Mr. Mumford is a managing member of CA 2000. Mr. Mumford disclaims beneficial ownership of the shares held directly by CVP 2000 and CVP 2000 Q.[5]

7

SOLE DISPOSITIVE POWER

2,520,066 shares, of which 542 shares are directly held by Mumford CVP 2000, 1,874,386 shares are directly held by The Mumford Family Trust, 633,138 shares are directly held by Mumford Lanai LLC. Mr. Mumford is the sole managing member of Mumford CVP 2000, The Mumford Family Trust and Mumford Lanai LLC, and has sole voting and dispositive powers.[4]

8

SHARED DISPOSITIVE POWER

2,186,583 shares, of which 224,981 shares are directly held by CVP 2000, 1,961,602 shares are directly held by CVP 2000 Q. CA 2000 is the general partner of CVP 2000, and CVP 2000 Q.[5] Mr. Mumford is a managing member of CA 2000. Mr. Mumford disclaims beneficial ownership of the shares held directly by CVP 2000 and CVP 2000 Q.[5]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,706,649 4 & 5
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3873%**
12	TYPE OF REPORTING PERSON* IN

[4]	Includes 12,000 shares issuable upon exercise of stock options held by Mr. Mumford within 60 days of December 31, 2013.
[5]	Reflects disposition of 164,814 shares by CVP 2000 and 1,437,112 shares CVP 2000 Q in a public offering completed on January 29, 2014 pursuant to the Registration Statement; includes 837 shares issuable upon exercise of stock options held by CVP 2000 and 7,163 shares issuable upon exercise of stock options held by CVP 2000 Q.
**	Based on 28,721,250 shares of common stock outstanding on or about January 29, 2014 after the offering as reported in the Registration Statement.

CUSIP No. 29788A104	13G	Page 6 of 9

Item 1(a)	Name of Issuer:

E2open, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4100 East Third Avenue, Suite 400

Foster City, CA 94404

Item 2(a)	Name of Person Filing:

Crosspoint Venture Partners 2000, LP

Crosspoint Venture Partners 2000 Q, LP

Crosspoint Associates 2000, LLC

John B. Mumford

Item 2(b)	Address of Principal Business Office or, if None, Residence:

670 Woodside Road

Redwood City, CA 94061

Item 2(c)	Citizenship:

The entities listed in Item 2(a) are Delaware Limited Partnerships and Delaware Limited Liability Companies. The individual listed in Item 2(a) is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

29788A104

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

(a)	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

CUSIP No. 29788A104	13G	Page 7 of 9

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	A non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J);

(k)	Group in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

See Items 5-11 of cover sheets hereto

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

[The remainder of this page intentionally left blank.]

CUSIP No. 29788A104	13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/11/2014

John B. Mumford

Signature	/s/ John B. Mumford
John B. Mumford

CROSSPOINT VENTURE PARTNERS 2000, LP, A DELAWARE LIMITED PARTNERSHIP

By: Crosspoint Associates 2000, LLC, a Delaware Limited Liability Company, its General Partner

Signature	/s/ John B. Mumford
John B. Mumford, Managing Member

CROSSPOINT VENTURE PARTNERS 2000 Q, LP, A DELAWARE LIMITED PARTNERSHIP

By: Crosspoint Associates 2000, LLC, a Delaware Limited Liability Company, its General Partner

Signature	/s/ John B. Mumford
John B. Mumford, Managing Member

CROSSPOINT ASSOCIATES 2000, LLC, A DELAWARE LIMITED LIABILITY COMPANY

Signature	/s/ John B. Mumford
John B. Mumford, Managing Member

CUSIP No. 29788A104	13G	Page 9 of 9

EXHIBIT INDEX

Exhibit 1:	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934*

*	Incorporated herein by reference to the Agreement of Joint Filing by Crosspoint Venture Partners 2000, LP, Crosspoint Venture Partners 2000 Q, LP, Crosspoint Associates 2000, LLC and John B. Mumford dated as of February 5, 2013, which was previously filed with the Commission as Exhibit A to the Schedule 13G filed by Crosspoint Venture Partners 2000, LP, Crosspoint Venture Partners 2000 Q, LP, Crosspoint Associates 2000, LLC and John B. Mumford on February 5, 2013.